File No. 005-07933
       As filed with the Securities and Exchange Commission on February 10, 2000
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 6)
                            AIR EXPRESS INTERNATIONAL
                                   CORPORATION
                            (Name of Subject Company)
                                DEUTSCHE POST AG
                           DP ACQUISITION CORPORATION
                          a wholly-owned subsidiary of
                                DEUTSCHE POST AG
                                    (Bidders)

                                ----------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                ----------------

                                    009104100
                                 (Cusip Number)


                                Dr. Klaus Engelen
                                Deutsche Post AG
                           Heinrich-von-Stephan-Str. 1
                               53175 Bonn, Germany
                         Telephone: 011-49-228-182-3600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   Copies to:
                                Christopher Mayer
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000




================================================================================

     This Amendment No. 6 ("Amendment No. 6") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on November 19, 1999 by Deutsche Post AG, a German corporation ("Parent"), and DP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on November 23, 1999, Amendment No. 2 to the Schedule 14D-1 filed with the Commission on December 17, 1999, Amendment No. 3 to the Schedule 14D-1 filed with the Commission on December 27, 1999, Amendment No. 4 to the
Schedule 14D-1 filed with the Commission on January 5, 2000 and Amendment No. 5 to the Schedule 14D-1 filed with the Commission on February 7, 2000, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Air Express International Corporation, a Delaware corporation (the "Company"), at a price of $33.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment No. 6 without definition have the meanings attributed to them in the Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

     Item 6.  Interest in Securities of the Issuer.

     Item 6(a)-(b) is hereby amended and supplemented by adding to the end thereof the following:

     The Offer expired at 12:00 midnight, New York City time, on Wednesday, February 9, 2000. Based on a preliminary count by the Depositary, as of midnight, New York City time, on Wednesday, February 9, 2000, 32,301,523 Shares (including 1,601,745 Shares subject to guarantees of or receipt of additional documentation) were validly tendered pursuant to the Offer, representing approximately 96% of the Shares outstanding. Pursuant to the Offer, Purchaser has accepted for payment all such Shares validly tendered according to the terms of the Offer.

     Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following exhibit:

     (a)(13)  Text of Press Release issued by Parent on February 10, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2000


                                 DP ACQUISITION CORPORATION



                                 By: /s/ Dr. Klaus Engelen
                                     ------------------------------------------
                                      Name:  Dr. Klaus Engelen
                                      Title: General Counsel, Executive Vice
                                             President and Secretary




                                 DEUTSCHE POST AG



                                 By: /s/ Dr. Klaus Engelen
                                     ------------------------------------------
                                      Name:  Dr. Klaus Engelen
                                      Title: General Counsel


                                 By: /s/ Dr. Rainer Brandl
                                     ------------------------------------------
                                      Name:  Dr. Rainer Brandl
                                      Title: Director of Financial Statements
                                             and Accounting

                                  EXHIBIT INDEX


   Exhibit No.
   -----------

     (a)(13)      Text of Press Release issued by Parent on February 10, 2000.